SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on November 6, 2020.

By letter dated November 6, 2020, the Company informs, in relation to the Exchange Offer offered by the Company in accordance with the terms and conditions described in the Prospectus and Exchange Supplement (the “Prospectus and Exchange Supplement”) and the Subscription Notice (the “Subscription Notice”), both of dated October 23, 2020, published on the Financial Information Highway of the National Securities Commission on that date and in the BCBA Daily Bulletin (in exercise of the powers delegated by BYMA to the BCBA by virtue of Resolution No. 18,629 ) dated October 26, 2020 (the "Exchange Offer"), that it has resolved to extend the period to participate in the Exchange Offer and the Expiration Date to November 10, 2020 at 8:00 p.m. (Buenos Aires City time) and has defined that the Issue and Settlement Date will be November 12, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

Additionally, it is reported that, to date, Eligible Holders have been presented for a total amount equivalent to USD 24,618,878 for Class XXXI and USD 34,300,300 for Class XXXII, totaling USD 58,919,178 between both classes, representing approximately 80.05% of the face value of the Existing Negotiable Obligations in circulation.

Likewise, it is announced that, considering that to date Eligible Holders have been presented for a total amount equivalent to USD 34,300,300 to subscribe the Class XXXII Negotiable Obligations, the Capital Repayment established for the Class XXXI Negotiable Obligations would be increased from USD 0.40 at least USD 0.749.

For more information, refer to the Prospectus dated October 23, 2020, Exchange Supplement, the Subscription Notice and complementary documents.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 6, 2020